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Exhibit 99.1

CERTIFICATE OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

        I, Manfred Gingl, the Vice Chairman and Chief Executive Officer of Tesma International Inc. (the "Company"), pursuant to 18 U.S.C. section 1350, hereby certify that:

1.
the Annual Report on Form 40-F of the Company dated May 20, 2003 for the five-month period ended December 31, 2002 as filed with the Securities Exchange Commission on the date hereof (the "Report") fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.
the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 20, 2003.
/s/ MANFRED GINGL Manfred Gingl Vice Chairman and Chief Executive Officer Tesma International Inc.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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  Exhibit 99.1 – CERTIFICATE OF PRINCIPAL EXECUTIVE OFFICER